

Mail Stop 3233

May 10, 2016

Via E-mail
David C. Carroll
Chief Executive Officer and President
Five Oaks Investment Corp.
540 Madison Avenue
19th Floor
New York, New York 10022

     Re: **Five Oaks Investment Corp.**
                Registration Statement on Form S-3
                Filed April 29, 2016
                File No. 333-211027

Dear Mr. Carroll:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 18

1.   Please disclose the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by XL Investments Ltd and XL Global, Inc. Please refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 140.02 and Interpretation 240.04, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Incorporation by Reference of Information Filed with the SEC, page 53

2.   Please specifically incorporate by reference your amended Form 10-K for the fiscal year ended December 31, 2015, filed on April 29, 2016. Please refer to Item 12(a)(2) of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: David Oston (via E-mail)
        Five Oaks Investment Corp.

cc: Kenneth G.M. Mason, Esq. (via E-mail)
        Kaye Scholer LLP